REVISED SCHEDULE A

Schedule A to the Subadvisory Agreement, dated April 29, 2009, as amended January 2, 2012, by and between Allianz Investment Management LLC and BlackRock Investment Management, LLC is revised to reflect a fee change for the Funds, as follows:

Effective December 1, 2018, compensation pursuant to Section 4 of the Subadvisory Agreement shall be calculated at the rate shown below based on the average daily net assets that are subject to the Subadviser's investment discretion in the following Funds.

Fund Rate*

AZL BlackRock Global Allocation Fund	0.42% on the first $500 million 0.40% on the next $1 billion
              0.375% on all assets over $1.5 billion

AZL International Index Fund	0.04% on all assets

AZL Mid Cap Index Fund	0.015% on all assets

AZL MSCI Emerging Markets Equity Index Fund	0.08% on all assets

AZL MSCI Global Equity Index Fund	0.06% on the first $300 million 0.03% all assets over $300 million

AZL Russell 1000 Growth Index Fund	0.015% on all assets

AZL Russell 1000 Value Index Fund	0.015% on all assets

AZL S&P 500 Index Fund	0.015% on all assets

AZL Small Cap Stock Index Fund	0.015% on all assets

* When average daily net assets exceed the first breakpoint, multiple rates will apply, resulting in a blended rate, e.g. if average daily net assets for the AZL MSCI Global Equity Index Fund are $400 million, a rate of 6 bps would apply to $300 million, and a rate of 3 bps would apply to the remaining $100 million.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

ALLIANZ INVESTMENT                                                                         BLACKROCK INVESTMENT MANAGEMENT, LLC
MANAGEMENT LLC

By:  /s/ Brian Muench By:  /s/ Michael Ferraro

Name:  Brian Muench                                                                                        Name:  Michael Ferraro

Title:  President Title:  Director

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